Mail Stop 3720

March 27, 2007

Via U.S. Mail and Fax
Mark W. Smith
Senior Vice President and Chief Financial Officer
Spherion Corporation
2050 Spectrum Boulevard
Fort Lauderdale, Florida 33309

> **RE:** **Spherion Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 001-11997**

Dear Mr. Smith:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Item 7. Management's Discussion and Analysis

Accrued self-insurance losses, page 33

1. Please tell us and revise your critical accounting policy to disclose such factors as how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

2. Addressing the relevant accounting literature, tell us why you believe that it is appropriate to discount workmen compensation losses for claims incurred, but not reported, for general liabilities and employment practices liability losses. Please provide us with a roll forward schedule showing the movement of the accrual liability account for all periods and expand your notes to the financial statements to provide this information. In this regard, we note on page 25 that the amount of prior year loss adjustments included in income for 2006 was $8.1 million.

Consolidated Statement of Cash Flows, page 45

3. Please explain to us in greater detail the nature and timing of the insurance reimbursement cash flows for claim payments classified as investing activity.

Revenue Recognition, page 48

4. Tell us whether you classified commissions paid to your licensees as part of cost of services.

Note 5   Financial Instruments and Fair Values, page 57

5. In order to clarify this disclosure please explain and disclose why the insurance deposit balances decreased at a rate almost twice that of the corresponding balances for accrued insurance reserves. Also, tell us and disclose the makeup of the insurance deposit balances.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director